March 10, 2008

Via Facsimile, Federal Express and EDGAR

Ms. Peggy Fisher
Assistant Director
Securities and Exchange Commission
Mail Stop 6010
100 F Street N.E.
Washington, DC 20549

Re:	Solar Enertech Corp.
Preliminary Proxy Materials
Filed February 13, 2008
File No. 000-51717

Dear Ms. Fisher:

On behalf of Solar Enertech Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff” or “SEC”), dated March 3, 2008, with respect to the Company’s Preliminary Proxy Materials filed on February 13, 2008 (“Proxy Statement”). For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

Preliminary Proxy Materials
Filed February 13, 2008
Proposal No. 4, page 16

1.
Please unbundled the proposal so that shareholders are given an opportunity to vote separately on (1) the reincorporation from the State of Nevada to the State of Delaware and (2) the increase in the authorized number of shares of common stock. Please see Release No. 34-31326 (October 16, 1992).

Response. The Company respectfully acknowledges the Staff’s comment and has unbundled Proposal No. 4 in the revised Proxy Statement into separate proposals so that shareholders will be given an opportunity to vote separately on (1) the reincorporation from the State of Nevada to the State of Delaware and (2) the increase in the authorized number of shares of common stock.

2.
In the disclosure regarding the proposal to be added to increase in the authorized number of shares of common stock, provide investors with enough information so they can make an intelligent voting decision. For example, explain the purpose of the proposal, the registrant’s plans with regard to the issuance of additional authorized and unissued securities, and the potential adverse consequences to existing shareholders, including antitakeover and dilutive effects.

Response. The Company respectfully acknowledges the Staff’s comment and has revised the Proxy Statement to add additional information designed to provides investors with sufficient information to make an intelligent voting decision.

* * *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (650) 688-5800 or Eric Wang at (650) 833-2106. Thank you very much for your assistance.

Very truly yours,

Anthea Chung
Chief Financial Officer
Solar Enertech Corp.